SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL ANNOUNCES TRAFFIC STATISTICS FOR OCTOBER 2004

São Paulo, November 8, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today released preliminary passenger statistics for the month of October 2004. Revenue passenger kilometers increased 30.8% in October 2004 compared with the same period last year, while load factor increased 7.8 percentage points.

Operating Data	October 2004	October 2003	Change (%)
Available Seat Kilometers – ASK (mm) (1)	776.5	664.5	16.9
Revenue Passenger Kilometers - RPK (mm) (2)	560.3	428.3	30.8
Market Share (in relation to RPK)	22.6%	19.8%	+ 2.8 p.p.
Load Factor (3)	72.2%	64.4%	+ 7.8 p.p.
1.	Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
2.	Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
3.	Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).
Source: Department of Civil Aviation (DAC)

Guidance

Reiterating its previously announced guidance, the Company’s expects 2004 revenue outlook to remain at +/- R$1.9 billion with earnings-per-share to be in the range of R$2.05 and R$2.30 for the same period.

Financial Outlook (US GAAP)	2004
Net Revenues (R$ billion)	+/- R$ 1.9
Earnings per Share (per PN)	R$2.05 – 2.30
EBITDAR Margin	41% - 43%
Operating Margin	28% - 30%

Note: Unless otherwise indicated, financial projections for fiscal year 2004 are presented pursuant to U.S. GAAP and in Brazilian reais (R$).

Release of 3rd Quarter Results (3Q04)

GOL will release its 3Q04 results on November 9 (tomorrow) at 5 am US ET, which also will be available on GOL’s website (www.voegol.com.br) in the investor relations section. GOL will host a conference call to discuss results on the same day at 10 am US ET. The conference call will be broadcasted live through the internet (webcast) and the conference call details will also be available on the website.

Meeting with Investors and Analysts on November 17

A public meeting with investors and analysts to discuss the 3Q04 results will be held on November 17, at 8:30 am (5:30 am US EST) in São Paulo. The management presentation, as well as the Q&A section, will be broadcasted live through GOL’s website (webcast) in order to allow professionals from other regions to participate.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 31 major business and travel destinations in Brazil, with substantial expansion opportunities. By the year-end, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Márcia Bertoncello
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Please sign up for email alerts at www.voegol.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.